SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

       For the month of: November, 2002   Commission File Number: 0-30816
                         --------------                           -------

                           AURORA METALS (BVI) LIMITED
                    ----------------------------------------
                              (Name of Registrant)

                                 P.O. Box 27494
                         Denver, Colorado USA 80232-7108
                    ----------------------------------------
                    (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form  20-F  [X]          Form  40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                    ---


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AURORA METALS (BVI) LIMITED

Date:  November 7, 2002                    BY:  /s/ John A.A. James
       ----------------                         ----------------------
                                                John A.A. James
                                                Director and President

 Date:  November 7, 2002                   BY:  /s/  A. Cameron Richardson
        ----------------                        --------------------------
                                                A. Cameron Richardson
                                                Director and CFO


                                  EXHIBIT INDEX


Exhibit   Description of Exhibit:

          September 30, 2002 quarterly financial statements


                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:

Consolidated Balance Sheets          -- September 30, 2002 and December 31, 2001

Consolidated Statements of Operations   -- Nine-Months Ended September 30, 2002

Consolidated Statements of Cash  Flows  -- Nine-Months Ended September 30, 2002


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
AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)


Consolidated Balance Sheet
September 30, 2002
(Expressed in U.S. Dollars)                            September 30    December 31
(Unaudited)                                                2002           2001
===================================================================================

ASSETS
Current
Cash and cash equivalents                             $      52,542   $    131,362
Prepaids and deposits                                             -         23,510
-----------------------------------------------------------------------------------
Total current assets                                         52,542        154,872

Mineral property costs                                            -              -
-----------------------------------------------------------------------------------
                                                      $      52,542   $    154,872
-----------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Liabilities

Current
Accounts payable and accrued liabilities              $       3,459   $    174,342
Due to related company                                            -              -
-----------------------------------------------------------------------------------
Total Liabilities                                             3,459        174,342

Stockholders' Deficiency,
Share Capital
Authorized
50,000,000 common shares, with par value $0.001each
Issued
15,619,126 (Dec 2001 - 14,244,126) common shares            156,191        142,441
Additional paid-in capital                                1,068,037        831,788
Accumulated deficit during the exploration stage         (1,175,145)      (993,699)
-----------------------------------------------------------------------------------
Stockholders' (deficiency)                                   49,083        (19,470)
-----------------------------------------------------------------------------------
Total liabilities and stockholders' (deficiency)      $      52,542   $    154,872
-----------------------------------------------------------------------------------


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
AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)


Consolidated Statement of Operations        Cumulative        Three months    Three months    Nine months     Nine months
(Expressed in U.S. Dollars)                 June 17, 1997        ended           ended           ended           ended
(Unaudited)                                 (inception) to    September 30    September 30    September 30    September 30
                                            September 30     --------------------------------------------------------------
                                            2002                  2002            2001            2002            2001
------------------------------------------------------------------------------------------------------------ --------------

General and administrative expenses
Administrative and general                 $        57,667   $       4,076   $       5,058   $       9,781   $      25,927
Professional fees - accounting and audit            42,770           2,168           8,864          11,680          15,491
Professional fees - legal                          120,779          15,353          10,968          19,138          41,139
Consulting fees                                     27,507           2,982               -           7,011          16,500
------------------------------------------------------------------------------------------------------------ --------------

                                                   248,723          24,579          24,890          47,610          99,057

Exploration expenses                               926,422          12,221          83,650         133,836         298,426
------------------------------------------------------------------------------------------------------------ --------------

Net (loss) for the period                       (1,175,145)        (36,800)       (108,540)       (181,446)       (397,483)
------------------------------------------------------------------------------------------------------------ --------------

Loss per share, basic and diluted                            $       (0.00)  $       (0.01)  $       (0.01)  $       (0.03)
------------------------------------------------------------------------------------------------------------ --------------

Weighted average number of
  common shares outstanding
  - basic and diluted                                           15,063,979      13,768,101      15,063,979      13,768,101
------------------------------------------------------------------------------------------------------------ --------------


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
AURORA  METALS  (BVI)  LIMITED
(An  exploration  stage  enterprise)


                                                    Cumulative      Nine months     Nine months
Consolidated Statement of Cash Flows              June 17, 1997        ended           ended
(Expressed in U.S. Dollars)                       (inception) to    September 30    September 30
(Unaudited)                                        September 30    ------------------------------
                                                       2002             2002            2001
-------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
Net loss for the period                          $    (1,175,145)  $    (181,446)  $    (397,483)
Adjustments to reconcile net loss to net
cash used in operating activities
expenses satisfied with common stock             $       474,127   $      99,999   $     374,129
                                                 ------------------------------------------------
                                                 $      (701,018)  $     (81,447)  $     (23,354)
Changes in assets and liabilities
decrease (increase) in prepaids and deposits                   -          23,510               -
increase (decrease) in accounts payable                    3,459        (170,883)       (411,403)
-------------------------------------------------------------------------------------------------
                                                        (697,559)       (228,820)       (434,757)
-------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
Proceeds from issuance of common                         750,000         150,000         600,000
Due to related company                                         -               -               -
-------------------------------------------------------------------------------------------------
                                                         750,000         150,000         600,000
-------------------------------------------------------------------------------------------------

Increase (decrease) in cash for the period                52,441         (78,820)        165,243
Cash and cash equivalents, beginning of period                 -         131,362             500
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period         $        52,441   $      52,542   $     165,743
-------------------------------------------------------------------------------------------------


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